EXHIBIT 4
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       NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION
     IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY
                 CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

                                [GRAPHIC OMITTED]
                         [LOGO - HARVEST ENERGY TRUST]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)

        HARVEST ENERGY TRUST ANNOUNCES UPDATE ON REGULATORY APPROVALS FOR
            NEW PREMIUM DISTRIBUTIONTM, DISTRIBUTION REINVESTMENT AND
                        OPTIONAL TRUST UNIT PURCHASE PLAN


CALGARY, AUGUST 23, 2005 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces that it expects to receive all necessary regulatory approvals relating to its recently announced Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") within the next few days. Accordingly, Harvest anticipates that eligible unitholders will be able to participate in the Plan in respect of the distribution payable on September 15, 2005 to unitholders of record on Thursday, August 25, 2005.

TO PARTICIPATE IN THE PLAN, REGISTERED UNITHOLDERS MUST FAX OR OTHERWISE DELIVER THEIR PROPERLY COMPLETED AND SIGNED ENROLMENT FORMS TO VALIANT TRUST COMPANY AT THE FAX NUMBER OR ADDRESS SPECIFIED IN THE ENROLMENT FORMS NO LATER THAN 3:00 P.M. (CALGARY TIME) ON WEDNESDAY, AUGUST 24, 2005, WHICH IS THE BUSINESS DAY IMMEDIATE PRECEDING THE AUGUST 25, 2005 RECORD DATE. Harvest reserves the right to accept enrolment forms that are delivered after this time.

Beneficial unitholders (i.e., owners of trust units that are held through a nominee such as a broker or custodian) who wish to participate in the Plan should contact their broker, investment dealer, financial institution or other nominee through which their Harvest trust units are held to inquire about the applicable enrolment deadline and to request enrolment in the Plan.

REGISTERED AND BENEFICIAL UNITHOLDERS WHO ARE NOT RESIDENT IN CANADA ARE NOT ELIGIBLE TO PARTICIPATE IN THE PLAN.

Participants in Harvest's existing distribution reinvestment plan will automatically be enrolled in the distribution reinvestment component of the new Plan. Participants in Harvest's existing distribution reinvestment plan who wish to participate in the Premium Distribution(TM) component of the new Plan may do so by delivering properly completed and signed enrolment forms by the aforementioned deadline.

Copies of the Plan, questions and answers, and enrolment forms are available on Harvest's website at www.harvestenergy.ca under the heading "Financial Information", or directly from Harvest by calling (403) 265-1178 or toll free at
(866) 666-1178.

PARTICIPATION IN THE PLAN DOES NOT RELIEVE UNITHOLDERS OF ANY LIABILITY FOR TAXES THAT MAY BE PAYABLE ON DISTRIBUTIONS. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX IMPLICATIONS OF THEIR PARTICIPATION IN THE PLAN HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

UNITHOLDERS SHOULD CAREFULLY READ THE COMPLETE TEXT OF THE PLAN BEFORE MAKING ANY DECISIONS REGARDING THEIR PARTICIPATION IN THE PLAN.


--------
(TM) denotes trademark of Canaccord Capital Corporation

PRESS RELEASE                                                   AUGUST 23, 2005
HARVEST ENERGY TRUST                Page 2 of 2


This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The securities offered have not been and will not be registered under the United States SECURITIES ACT OF 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Harvest Energy Trust is a Calgary based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.


INVESTOR & MEDIA CONTACTS:
--------------------------------------------------------------------------------
          JACOB ROORDA
           President
                                      CORPORATE HEAD OFFICE:
---------------------------------     Harvest Energy Trust
                                      2100, 330 - 5th Avenue S.W.
           DAVID RAIN                 Calgary, AB   Canada   T2P 0L4
      Vice President & CFO
                                      PHONE:     (403) 265-1178
---------------------------------     TOLL FREE: (866) 666-1178
                                      Fax:       (403) 265-3490
           CINDY GRAY                 EMAIL:     information@harvestenergy.ca
      Investor Relations &            WEBSITE:   www.harvestenergy.ca
     Communications Advisor
     gray@harvestenergy.ca
--------------------------------------------------------------------------------

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas development, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.